Exhibit 1

SUPPLEMENTARY PROSPECTUS dated 18 November 2008

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to what action you should take, you are recommended to seek your own personal financial advice immediately from your stockbroker, bank manager, solicitor, accountant or other independent financial adviser authorised under the Financial Services and Markets Act 2000 if you are resident in the United Kingdom or, if not, another appropriately authorised independent financial adviser.

This document, which comprises a supplementary prospectus relating to WPP plc prepared in accordance with the Prospectus Rules made under section 73A of the FSMA, has been filed with the FSA and made available as required by rule 3.2 of the Prospectus Rules. This document has been approved as a supplementary prospectus under section 87A of FSMA.

This document is supplemental to and must be read in conjunction with the prospectus published by WPP plc on 6 October 2008 (the Prospectus). Save as disclosed in this document, since the publication of the Prospectus, there have been no other significant new factors relating to the information included in the Prospectus.

Except where the context otherwise requires, capitalised terms used in this document have the meanings given to them in Part 8 –“Definitions” of the Prospectus. To the extent there is any inconsistency between a statement in this document and a statement in the Prospectus, the statement in this document will prevail.

If you have sold or otherwise transferred all of your WPP Shares, please forward this document at once to the purchaser or transferee, or to the bank, stockbroker or other agent through whom the sale or transfer was effected for delivery to the purchaser or transferee. However, this document should not be forwarded or transmitted in or into any jurisdiction in which such act would constitute a violation of the relevant laws of such jurisdiction. If you have sold or transferred only part of your holding of WPP Shares, you should retain this document and consult the bank, stockbroker or other agent through whom the sale or transfer was effected.

This document, together with the Prospectus, has been prepared in connection with a scheme of arrangement pursuant to Part 26 of the Companies Act 2006 to introduce a new Jersey incorporated holding company, New WPP, to the WPP Group (the Scheme). A summary of the Scheme and other proposals is set out in Part 1 – “The Scheme of Arrangement and Related Proposals” of the Prospectus. You should read this document and the Prospectus in their entirety.

The New WPP Directors, whose names appear on page 13 of this document, and the Company, accept responsibility for the information contained in this document. To the best of the knowledge and belief of the Company and the New WPP Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this document is in accordance with the facts and contains no omission likely to affect the import of such information.

WPP plc

(incorporated in Jersey under the Companies (Jersey) Law 1991 with registered number 101749)

Supplementary Prospectus

relating to admission to the Official List and to trading

on the London Stock Exchange of up to 1,280,000,000 New WPP Shares

of ten pence each

Sponsor

Merrill Lynch International

Application will be made to the UK Listing Authority for all of the ordinary share capital of the Company to be admitted to the Official List maintained by the UK Listing Authority and to the London Stock Exchange to be admitted to trading on the London Stock Exchange’s main market for listed securities. Admission to the Official List, together with admission to trading on the London Stock Exchange’s main market for listed securities, constitute admission to official listing on a stock exchange. If the Scheme proceeds as currently envisaged, it is expected that admission to listing and trading will become effective and that unconditional dealings will commence at 8.00 a.m. on 19 November 2008.

This document does not constitute an invitation or offer to sell or exchange, or the solicitation of an invitation or offer to buy or exchange, any security or to become a member of New WPP. None of the securities referred to in this document shall be sold, issued, exchanged or transferred in any jurisdiction in contravention of applicable law. The New WPP Shares have not been, and will not be, registered under the US Securities Act of 1933, as amended and will be issued in reliance on the exemption provided by section 3(a)(10) of the US Securities Act. Neither the SEC nor any US state securities commission has reviewed or approved this document or the Scheme. Any representation to the contrary is a criminal offence in the United States.

The distribution of this document in certain jurisdictions may be restricted by law. No action has been, or will be, taken by New WPP to permit a public offering of New WPP Shares. Other than in the United Kingdom, no action has been taken or will be taken to permit the possession or distribution of this document (or any other offering or publicity materials or application form(s) relating to New WPP Shares) in any jurisdiction where action for that purpose may be required or doing so is restricted by law. Accordingly, neither this document nor any advertisement may be distributed or published in any jurisdiction except under circumstances that will result in compliance with any applicable laws and regulations. Persons into whose possession this document comes should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

Neither the fact that a registration statement or an application for a licence has been filed under chapter 421-B of the New Hampshire Revised Statutes with the State of New Hampshire nor the fact that a security is effectively registered or a person is licensed in the State of New Hampshire constitutes a finding by the Secretary of State of New Hampshire that any document filed under RSA 421-B is true, complete and not misleading. Neither any such fact nor the fact that an exemption or exception is available for a security or a transaction means that the Secretary of State has passed in any way upon the merits or qualifications of, or recommended or given approval to, any person, security or transaction. It is unlawful to make, or cause to be made to any prospective purchaser, customer or client, any representation inconsistent with the provisions of this paragraph.

Merrill Lynch, which is authorised and regulated in the UK by the FSA, is acting exclusively for WPP and New WPP and no one else in connection with the Proposals and Admission and will not be responsible to anyone other than WPP and New WPP for providing the protections afforded to its clients for the contents of this document or for providing any advice in relation to this document, the Proposals or Admission.

The contents of this document should not be construed as legal, financial or tax advice. Each prospective investor should consult his, her or its own legal, financial or tax adviser for legal, financial or tax advice.

Forward looking statements

This document includes statements that are, or may be deemed to be, forward looking statements. These forward looking statements can be identified by the use of forward looking terminology, including the terms anticipates, believes, estimates, expects, intends, may, plans, projects, should or will, or, in each case, their negative or other variations or comparable terminology, or by discussions of strategy, plans, objectives, goals, future events or intentions. These forward looking statements include all matters that are not historical facts. They appear in a number of places throughout this document and include, but are not limited to, statements regarding the WPP Group’s intentions, beliefs or current expectations concerning, amongst other things, the WPP Group’s results of operations, financial position, liquidity, prospects, growth, strategies and expectations for the global business media industry.

By their nature, forward looking statements involve risk and uncertainty because they relate to future events and circumstances. Forward looking statements are not guarantees of future performance and the actual results of the WPP Group’s operations, financial position and liquidity, and the development of the markets and the industry in which the WPP Group operates may differ materially from those described in, or suggested by, the forward looking statements contained in this document. In addition, even if the results of operations, financial position and liquidity, and the development of the markets and the industry in which the WPP Group operates, are consistent with the forward looking statements contained in this document, those results or developments may not be indicative of results or developments in subsequent periods. A number of factors could cause results and developments of the WPP Group to differ materially from those expressed or implied by the forward looking statements including, without limitation, general economic and business conditions, industry trends, competition, changes in regulation, currency fluctuations, changes in its business strategy, political and economic uncertainty and other factors discussed in the section headed Part 4 – “Third Quarter Trading Statement”.

Forward looking statements may, and often do, differ materially from actual results. Any forward looking statements in this document reflect the WPP Group’s current view with respect to future events and are subject to risks relating to future events and other risks, uncertainties and assumptions relating to the WPP Group’s operations, results of operations, growth strategy and liquidity. Investors should specifically consider the factors identified in this document which could cause actual results to differ before making an investment decision. Subject to the requirements of the Prospectus Rules, the Disclosure and Transparency Rules and the Listing Rules, the WPP Group undertakes no obligation publicly to release the result of any revisions to any forward looking statements in this document that may occur due to any change in the Company’s expectations or to reflect events or circumstances after the date of this document. Investors should note that the contents of these paragraphs relating to forward looking statements are not intended to qualify the statements made as to sufficiency of working capital in this document.

PART 1

SUPPLEMENTARY SUMMARY

This document is supplemental to, and should be read in conjunction with, the Prospectus. Following the publication of the Prospectus on 6 October 2008, WPP announced on 29 October 2008 that valid acceptances of the TNS Offer had been received in respect of approximately 95.54 per cent. of the issued share capital of TNS and WPP also declared the TNS Offer unconditional in all respects. As a result, sufficient access to non-public information on TNS was obtained which has enabled New WPP to undertake appropriate procedures to support a statement in respect of the working capital of the Enlarged Group taking into account the TNS Acquisition. On 30 October 2008, WPP announced that the Scheme had been approved by the requisite majority at the Court Meeting and that the resolutions to approve various matters in connection with the Scheme had also been passed at the General Meeting. Also on 30 October 2008, WPP announced its Third Quarter Trading Statement. New WPP regards this information as including significant new factors relating to information contained in the Prospectus and, accordingly, has prepared and published this document in accordance with Section 87G of the Prospectus Rules. Save as disclosed in this document, there is no further information that is required to be disclosed in this supplementary prospectus pursuant to Section 87G of the FSMA.

The summary below supplements the section entitled “Summary Information” of the Prospectus.

1.	The TNS Acquisition

On 29 October 2008, WPP announced that valid acceptances of the TNS Offer had been received in respect of approximately 95.54 per cent. of the issued share capital of TNS and WPP also declared the TNS Offer unconditional in all respects. As a result, sufficient access to non-public information on TNS was obtained which has enabled New WPP to undertake appropriate procedures to support a statement in respect of the working capital of the Enlarged Group taking into account the TNS Acquisition.

WPP is also exercising its rights pursuant to the provisions of Part 28 of the Companies Act 2006 to acquire compulsorily any remaining TNS Shares in respect of which acceptances have not been received. Compulsory acquisition notices dated 31 October 2008, together with an explanatory letter, were sent to those TNS Share Owners who had yet to accept the Offer by such date. Unless such TNS Share Owners have subsequently accepted the TNS Offer, it is expected that their holding of TNS Shares will be compulsorily acquired by WPP on and with effect from 12 December 2008.

2.	Enlarged Group working capital

In the opinion of New WPP, taking into account existing bank facilities available to the Enlarged Group, the working capital available to the Enlarged Group is sufficient for its present requirements, that is, for at least the 12 months following the date of this document.

3.	No significant change

Since 12 September 2008 (the date of incorporation of New WPP), New WPP has not traded and, there has been no significant change in the financial or trading position of the Enlarged Group since 30 September 2008, being the date to which the WPP Third Quarter Trading Statement for the period to 30 September 2008 was prepared.

4.	Litigation

There are no governmental, legal or arbitration proceedings (including any such proceedings which are pending or threatened of which New WPP is aware) during the 12 months preceding the date of this document which may have, or have had in the recent past, significant effects on the financial position or profitability of the Enlarged Group.

5.	The Scheme of Arrangement

WPP Share Owners approved by the requisite majority the Scheme of Arrangement proposed at the Court Meeting held on 30 October 2008 and also approved by the requisite majority all resolutions proposed at the General Meeting also held on 30 October 2008.

6.	Third quarter trading statement

In the first nine months, the Group’s headline operating margin was flat with last year, primarily reflecting average like-for-like headcount growing approximately 1 percentage point faster at 4.7%, than like-for-like revenue growth of 3.8%. The first nine months of 2008 have seen reasonable like-for-like revenue growth of almost 4%, although this is lower than our original expectations, mainly in the third quarter, as the “Beijing Bounce” did not materialise to the extent forecast.

The third quarter revised forecasts submitted by our operating companies, which include revenue forecasts for the fourth quarter, appear cautious and our third quarter revised forecast reviews to be held in New York over the next two weeks will examine them thoroughly. Everything will be done to try to achieve our improved operating margin target of 15.5% for 2008, although attaining this will not be easy.

PART 2

TNS ACQUISITION

The below supplements the information set out in paragraph 3 of Part 2 – “TNS Acquisition” of the Prospectus.

On 6 October 2008, the board of TNS announced that it was recommending TNS Share Owners to accept the TNS Offer, as the directors of TNS intended to do in respect of their own beneficial holdings.

On 8 October 2008, WPP announced that valid acceptances of the TNS Offer had been received in respect of approximately 81.78 per cent. of the issued share capital of TNS and that, accordingly, the TNS Offer had become unconditional as to acceptances as a result of the acceptance condition of the TNS Offer having been waived down from 90 per cent. to 75 per cent. as announced by WPP on 3 October 2008. WPP also announced on 8 October 2008 that the TNS Offer would remain open for acceptance until 3.00 p.m. on 22 October 2008 but that the Mix and Match Facility was not being extended and was declared closed as at 3.00 p.m. on 8 October 2008.

On 22 October 2008, WPP announced that valid acceptances of the TNS Offer had been received in respect of approximately 91.72 per cent. of the issued share capital of TNS and that the TNS Offer would remain open for acceptance until 3.00 p.m. on 29 October 2008.

On 29 October 2008, WPP announced that valid acceptances of the TNS Offer had been received in respect of approximately 95.54 per cent. of the issued share capital of TNS and declared the TNS Offer unconditional in all respects. WPP also announced that the TNS Offer would remain open for acceptance until 3.00 p.m. on 12 November 2008.

Having received acceptances in excess of 90 per cent. in value of the TNS Shares to which the TNS Offer relates (and in excess of 90 per cent. of the voting rights carried by the TNS Shares to which the TNS Offer relates), WPP also announced on 29 October 2008 that it intended to exercise its rights pursuant to the provisions of Part 28 of the Companies Act 2006 to acquire compulsorily any remaining TNS Shares in respect of which acceptances have not been received. In addition, WPP announced that an application would be made to cancel the admission to trading of TNS Shares on the London Stock Exchange’s main market for listed securities and to cancel the admission of the TNS Shares on the Official List and that it was anticipated that these cancellations will take effect at 8.00 a.m. on 26 November 2008.

On 31 October 2008, compulsory acquisition notices together with an explanatory letter were sent to those TNS Share Owners who had yet to accept the TNS Offer by such date. Unless such TNS Share Owners have subsequently accepted the TNS Offer, it is expected that their holding of TNS Shares will be compulsorily acquired by WPP on and with effect from 12 December 2008.

On 12 November 2008, WPP announced that valid acceptances of the TNS Offer had been received in respect of approximately 97.85 per cent. of the issued share capital of TNS. WPP also announced that, in order to allow TNS Share Owners who have yet to accept the Offer an opportunity to receive their consideration more quickly than would otherwise be the case under the compulsory acquisition procedure, and to allow acceptance of the Offer in respect of any TNS Shares which may be issued pursuant to the exercise of options or awards granted under the TNS Share Schemes, the Offer would remain open for acceptance until further notice.

PART 3

THE SCHEME OF ARRANGEMENT

WPP announced on 30 October 2008 that its Share Owners had at the Court Meeting held on 30 October 2008, approved the Scheme of Arrangement, without modification.

WPP also announced on 30 October 2008 at the General Meeting which immediately followed the Court Meeting that its Share Owners had approved, without modification, all resolutions proposed in the notice of General Meeting included in the Circular. The resolutions included, amongst others, approval for the Scheme of Arrangement and for the New WPP Reduction of Capital in order to create distributable reserves.

It is still anticipated that the Scheme will become effective and dealings in New WPP Shares are expected to commence at 8.00 a.m. on 19 November 2008.

PART 4

THIRD QUARTER TRADING STATEMENT

The below supplements the information set out in paragraph 3 – “Business Overview” and paragraph 16 – “Current trading, trends and prospects” of Part 3 – “Business Description of the WPP Group”, and paragraph 4 – “Trend Information” of Part 4 – “Operating and Financial Review” of the Prospectus.

Revenue Growth – Third Quarter

In the third quarter, as shown in Appendix 1, reported revenues rose by 16.2% to £1.719 billion. Revenues, in constant currencies, were up 6.0%, primarily reflecting the strength of the Euro and US dollar against the pound sterling. On a like-for-like basis, excluding the impact of acquisitions and currency fluctuations, revenue growth was 3.0%.

As shown in Appendix 1, on a constant currency basis, the geographical pattern of revenue growth varied significantly in the third quarter. Asia Pacific, Latin America, Africa and the Middle East continued to grow strongly, up 16.5%, only slightly slower than in the first half. Continental Europe grew at 7.2%, up over first half growth of 4.8%, reflecting a counter-cyclical strengthening in Western Continental Europe. Central and Eastern Europe also continued the strong growth seen in the first half with revenues up 16.3%, compared with 15.4% in the second quarter. The United Kingdom saw some softening compared with the first half, with constant currency growth of 2.9%, compared to 4.6% in the first half. North America was the weakest region with flat revenues, compared with first half growth of over 6%. Overall, the second, more severe leg of the financial crisis, which started a few months ago, has had most impact on the communications services markets of the United States and United Kingdom, following the tightening seen in the second quarter in the United States and Western Europe.

By communications services sector, growth was more balanced, with advertising and media investment management and public relations and public affairs showing the strongest growth, with revenues up over 7%, followed by branding & identity, healthcare and specialist communications up 4.4% and information, insight and consultancy up 4.0%.

Like-for-like growth across the quarter was similar in all three months, although below original expectations.

Revenue Growth – Nine Months

In the first nine months of 2008, reported revenues were £5.059 billion, up 14.9%. In constant currencies, revenues were up 7.4%, again chiefly reflecting the strength of the Euro and the US dollar against the pound sterling. On a like-for-like basis, excluding the impact of acquisitions and currency fluctuations, revenues were up 3.8%.

As shown in Appendix 2, on a constant currency basis, the pattern of revenue growth by region varied significantly in the first nine months. Overall revenue growth was 7.4%, a slight decrease on the first half. Asia Pacific, Latin America, Africa and the Middle East, continues to be the fastest growing region, as it was in the first half, with revenue up over 17% and with third quarter revenue growth similar to the first half. Continental Europe grew at 5.5%, with marked differences between Western Continental Europe up 3.6% and Central and Eastern Europe up 18.4%, although, as mentioned above, Western continental Europe, somewhat surprisingly, accelerated in the third quarter. North America grew at over 4%, although the credit crunch seems to have had the most significant impact on this region in the third quarter, with the greatest impact on the Group’s healthcare and specialist communications businesses. The United Kingdom grew the slowest in constant currencies at 4% and also saw some softening of revenue growth in the third quarter, principally in the Group’s healthcare, financial public relations and specialist communications businesses.

By communications services sector, again, growth was more balanced – although branding & identity, healthcare and specialist communication showed the strongest growth of over 11%, despite the slowdown seen in the third quarter as our project-based businesses came under some pressure. Public relations and public affairs continued to grow strongly by over 8%, reflecting the positive impact of polling techniques and social networks on client spending. Information, insight and consultancy and advertising and media investment management continued to grow at over 6% and 5% respectively.

In the Group’s interim results, additional information was provided showing the first half results in reportable US dollars, to allow for better comparison with a number of our competitors, which report in US dollars. Appendix 3 shows revenue growth by geography and communications services sector in reportable US dollars for the first nine months. This shows, for example, that US dollar reportable revenues were up 8.5% in the third quarter and 12.4% for the first nine months.

New Business

Net new business billings of £885 million ($1.726 billion) were won during the third quarter. Net new business billings won in the first nine months of 2008 were $4.245 billion. The Group continues to benefit from consolidation trends in the industry, winning several large assignments from existing and new clients and ranking number one year-to-date, in two of the three new business league tables.

Current Trading

In the first nine months, the Group’s headline operating margin was flat with last year, primarily reflecting average like-for-like headcount growing approximately 1 percentage point faster at 4.7%, than like-for-like revenue growth of 3.8%. The first nine months of 2008 have seen reasonable like-for-like revenue growth of almost 4%, although this is lower than our original expectations, mainly in the third quarter, as the “Beijing Bounce” did not materialise to the extent forecast.

The third quarter revised forecasts submitted by our operating companies, which include revenue forecasts for the fourth quarter, appear cautious and our third quarter revised forecast reviews to be held in New York over the next two weeks will examine them thoroughly. Everything will be done to try to achieve our improved operating margin target of 15.5% for 2008, although attaining this will not be easy.

There is no doubt that the disintegration in the financial markets, which started in the so-called sub-prime markets over a year ago in August 2007 and accelerated sharply in the last few weeks with the collapse, absorption and restructuring of major commercial and investment banks and financial institutions on both sides of the Atlantic, has had and will continue to have, a significant negative effect on consumer and corporate confidence. As a result, 2009 will be a very tough year. However, although GDP growth will be flat or even negative in Western markets, such as North America and Western Europe, the BRICs and Next 11 markets, although coupled and slowing as a result, may grow at rates up to 6% or so, giving a world-wide forecast rate of GDP growth of 2-3%. Some forecasters, although perhaps in a minority, believe financial markets may start to recover by the middle of 2009 and the real world in 2010.

At the same time, the revival of Keynesian economic policy and eclipse of Friedmanite monetarism, along with state-directed capitalism, have pumped and will pump massive amounts of liquidity into the system, possibly resulting in a surge in inflation, not unhelpful, at least, in the early stages of an upturn in stimulating economic activity. Our budgets for 2009 are being worked on now and will be finalised at the end of December 2008. It is still likely that rates of like-for-like revenue growth, particularly by region, will vary significantly in 2009, as in 2008 and that communication services rates of growth will again be more balanced. Whatever the pattern, it is not likely that our budget will reflect the Armageddon currently predicted by the fall in stock prices.

Balance Sheet and Cash Flow

The Group continues its strategy of using free cash flow to enhance share owner value, through a combination of necessary capital expenditure, strategic acquisitions, dividends and share buy-backs.

In the first nine months of 2008, the Group continued to make small and medium-sized acquisitions or investments in high growth geographical or functional areas. In the first nine months of this year, acquisitions and increased equity stakes have been concentrated in advertising and media investment management in the United States, the United Kingdom, France, the Netherlands, Switzerland, Ukraine, the Middle East, Argentina, Brazil, Chile, Guatemala, Australia, China, Singapore and Vietnam; in information, insight & consultancy in the United States, the United Kingdom, Spain and India; in public relations and public affairs in the United Kingdom, China and India; in direct, internet and interactive in the United States, the Czech Republic, Denmark, France, Russia, China, India, Japan and Malaysia; and in branding and identity in the Netherlands.

On 9 July, WPP announced an offer to acquire the whole of the issued share capital of Taylor Nelson Sofres plc (“TNS”), on the basis of 173p in cash and 0.1889 of a WPP ordinary share for every TNS share. On 29 October 2008, the offer became wholly unconditional and based on the WPP closing share price on that day of £3.325 per share, WPP’s offer values a TNS share at approximately £2.358 and values the TNS equity at approximately £1.0 billion. TNS, which is one of the world’s leading market research brands, will retain its identity, whilst becoming part of Kantar, the Group’s information, insight and consultancy business. Together, they will rank as one of the world’s leading data and information groups alongside Nielsen and will enable the Group to broaden its offer in holding or parent company initiatives.

In addition to increasing the dividend at the half year by 20% to 5.19p per share, the Company continues to focus on examining the alternative between increasing dividends and share buy-backs. In the first nine months 18.8 million ordinary shares, equivalent to 1.6% of the share capital, were purchased at an average price of £5.96 per share and a total cost of £112.2 million, the same figure as announced in the Group’s interim results. All of these shares were purchased in the market and subsequently cancelled. As the Group was required to withdraw from the market during the TNS bid, which started at the beginning of May, no further shares have been repurchased until the TNS offer became unconditional on 29 October 2008. It has already been announced, that for two years following the acquisition of TNS, the Group’s share buy-back programme will be targetted at 1% per annum and dividend growth targetted at 15% per annum, subject to review by the Board.

Average net debt for the first nine months of 2008 was £1.955 billion, compared to £1.447 billion in the comparable period last year, at 2008 average exchange rates. This represents an increase of £508 million. Net debt at 30 September 2008 was £2.172 billion, against £2.087 billion at the same time last year, at 2008 average exchange rates, an increase of £85 million. Net debt figures reflect £838 million spent on capital expenditure, acquisitions and earnout payments, and share buy-backs and dividends in the previous 12 months, more than offset by operating cash flow before these items, over the same period, of £940 million.

The Grey Global Group Inc. US $150 million 5% convertible debentures were redeemed at par for cash and accrued interest on 29 October 2008. These bonds were assumed as part of the acquisition of Grey in 2005.

Future Objectives

The Group continues to focus on its strategic objectives of improving operating profits by 10 to 15% per annum; improving operating margins by half to one margin point per annum; improving staff cost to revenue ratios by 0.6 margin points per annum; growing revenue faster than industry averages; developing creative leadership and stimulating co-operation among Group companies.

Appendix 1: Revenue and revenue growth by region and communications services sector

3 months ended 30 September 2008

	Revenue 2008	Revenue 2007	Revenue growth reported 08/07	Constant Currency growth(1) 08/07
Region	£m	£m	%	%
North America	596.9	557.1	7.1	0.0
United Kingdom	224.0	217.6	2.9	2.9
Continental Europe	459.4	366.2	25.5	7.2
Asia Pacific, Latin America, Africa & Middle East	439.0	339.2	29.4	16.5

Total Group	1,719.3	1,480.1	16.2	6.0

	Revenue 2008	Revenue 2007	Revenue growth reported 08/07	Constant Currency growth(1) 08/07
Communications Services Sector	£m	£m	%	%
Advertising & Media Investment Management	785.3	663.2	18.4	7.3
Information, Insight & Consultancy	246.7	218.5	12.9	4.0
Public Relations & Public Affairs	184.2	157.3	17.1	7.6
Branding & Identity, Healthcare and Specialist Communications	503.1	441.1	14.1	4.4

Total Group	1,719.3	1,480.1	16.2	6.0

(1)	Constant currency revenue growth excludes the effect of currency movements.

Appendix 2: Revenue and revenue growth by region and communications services sector

9 months ended 30 September 2008

	Revenue 2008	Revenue 2007	Revenue growth reported 08/07	Constant Currency growth(1) 08/07
Region	£m	£m	%	%
North America	1,786.7	1,668.9	7.1	4.3
United Kingdom	674.2	648.0	4.0	4.0
Continental Europe	1,388.8	1,137.7	22.1	5.5
Asia Pacific, Latin America, Africa & Middle East	1,208.8	946.6	27.7	17.2

Total Group	5,058.5	4,401.2	14.9	7.4

	Revenue 2008	Revenue 2007	Revenue growth reported 08/07	Constant Currency growth(1) 08/07
Communications Services Sector	£m	£m	%	%
Advertising & Media Investment Management	2,306.6	2,023.6	14.0	5.3
Information, Insight & Consultancy	733.2	650.3	12.7	6.1
Public Relations & Public Affairs	540.3	470.3	14.9	8.5
Branding & Identity, Healthcare and Specialist Communications	1,478.4	1,257.0	17.6	11.1

Total Group	5,058.5	4,401.2	14.9	7.4

(1)	Constant currency revenue growth excludes the effect of currency movements.

Appendix 3: Revenue and revenue growth by region and communications services sector in Reportable US Dollars

3 months ended 30 September 2008

	Revenue 2008	Revenue 2007	Revenue growth reported 08/07
Region	£m	£m	%
North America	1,126.2	1,126.0	0.0
United Kingdom	423.1	439.9	-3.8
Continental Europe	866.8	740.2	17.1
Asia Pacific, Latin America, Africa & Middle East	829.1	685.6	20.9

Total Group	3,245.2	2,991.7	8.5

	Revenue 2008	Revenue 2007	Revenue growth reported 08/07
Communications Services Sector	£m	£m	%
Advertising & Media Investment Management	1,482.0	1,344.0	10.3
Information, Insight & Consultancy	465.8	441.7	5.5
Public Relations & Public Affairs	347.7	318.0	9.3
Branding & Identity, Healthcare and Specialist Communications	949.7	888.0	6.9

Total Group	3,245.2	2,991.7	8.5

Appendix 4: Revenue and revenue growth by region and communications services sector in Reportable US Dollars

9 months ended 30 September 2008

	Revenue 2008	Revenue 2007	Revenue growth reported 08/07
Region	£m	£m	%
North America	3,476.1	3,317.6	4.8
United Kingdom	1,312.2	1,288.1	1.9
Continental Europe	2,702.3	2,267.6	19.2
Asia Pacific, Latin America, Africa & Middle East	2,349.3	1,883.2	24.8

Total Group	9,839.9	8,756.5	12.4

	Revenue 2008	Revenue 2007	Revenue growth reported 08/07
Communications Services Sector	£m	£m	%
Advertising & Media Investment Management	4,486.6	4,029.0	11.4
Information, Insight & Consultancy	1,426.6	1,292.7	10.4
Public Relations & Public Affairs	1,050.8	935.0	12.4
Branding & Identity, Healthcare and Specialist Communications	2,875.9	2,499.8	15.0

Total Group	9,839.9	8,756.5	12.4

PART 5

ADDITIONAL INFORMATION

1. Responsibility

The New WPP Directors, whose names and principal functions are set out in paragraph 2 below, and New WPP accept responsibility for the information contained in this document. To the best of the knowledge and belief of the New WPP Directors and New WPP (who have taken all reasonable care to ensure that such is the case), the information contained in this document is in accordance with the facts and contains no omission likely to affect its import.

2. Directors

Sir Martin Sorrell	Chief Executive Officer
Philip Lader	Non-Executive Chairman
Paul Richardson	Finance Director
Mark Read	Strategy Director
Colin Day	Non-Executive Director
Esther Dyson	Non-Executive Director
Orit Gadiesh	Non-Executive Director
David Komansky	Non-Executive Director
Stanley (Bud) Morten	Non-Executive Director
Koichiro Naganuma	Non-Executive Director
Lubna Olayan	Non-Executive Director
John Quelch	Non-Executive Director
Jeffrey Rosen	Non-Executive Director
Timothy Shriver	Non-Executive Director
Paul Spencer	Non-Executive Director

The business address of each of the New WPP Directors is 6 Ely Place, Dublin 2, Ireland.

3. Working Capital

In the opinion of New WPP, taking into account existing bank facilities available to the Enlarged Group, the working capital available to the Enlarged Group is sufficient for its present requirements, that is for at least the 12 months following the date of this document.

4. No significant change

Since 12 September 2008 (the date of incorporation of New WPP), New WPP has not traded and, there has been no significant change in the financial or trading position of the Enlarged Group since 30 September 2008, being the date to which the WPP Third Quarter Trading Statement for the period to 30 September 2008 was prepared.

5. Material contracts

The put option deed dated 18 July 2008 between WPP and Ipsos SA referred to in paragraph 23.1(xii) of Part 6 – “Additional Information” of the Prospectus has not been exercised by WPP and has lapsed in accordance with its terms.

6. Litigation

There are no governmental, legal or arbitration proceedings (including any such proceedings which are pending or threatened of which New WPP is aware) during the 12 months preceding the date of this document which may have, or have had in the recent past, significant effects on the financial position or profitability of the Enlarged Group.

7. Documents available for inspection

In addition to those documents set out in paragraph 32 of Part 6 – “Additional Information” of the Prospectus, a copy of WPP’s Third Quarter Trading Statement will also be available for inspection at the registered office of New WPP at 22 Grenville Street, St Helier, Jersey JF4 8PX and at the offices of New WPP’s lawyers, Allen & Overy LLP, at One Bishops Square, London E1 6AD, during normal business hours on any Business Day until Admission.